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                       COMPENSATION OF EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth the annual and long-term compensation during the last three fiscal years paid or granted by the Company or its subsidiaries to, or accrued for, the Chief Executive Officer and the four highest paid executive officers of the Company and its subsidiaries during 1997:

                                                       ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                           -------------------------------------------  ----------------------------------
      NAME AND PRINCIPAL                                               OTHER ANNUAL           AWARD             LTIP
     POSITION DURING 1997         YEAR      SALARY($)    BONUS($)      COMPENSATION      OPTIONS/SAUS(#)     PAYOUTS($)
------------------------------  ---------  -----------  -----------  -----------------  -----------------  ---------------
Chand B. Vyas--                      1997     487,500       --              10,750            100,000            --
  President and Chief                1996     425,000      600,000          10,500            100,000            --
  Executive Officer                  1995     425,000      250,000          10,500                 --            --
W.D. Blackburn, Jr.--                1997     198,750       --               3,950             30,000            --
  Senior Vice President              1996     189,583      188,650           3,950             40,000            --
  Operations                         1995     175,000       65,000          17,678                 --            --
John C. Willson--                    1997     164,167       25,000           4,500             10,000            --
  President Triton Coal              1996     158,333      120,000          47,113             15,000            --
  Company(1)                         1995     125,000       37,500           3,000             16,000            --
Coy K. Lane--                        1997     143,333       36,250           4,300             10,000            --
  President Bluegrass Coal           1996     133,333      101,250          27,645             25,000            --
  Development Company                1995     122,759       35,000           2,602                 --            --
David M. Young--                     1997     164,231       15,000           5,830             10,000            --
  President Mountaineer Coal         1996     166,211      120,000          37,099             10,000            --
  Development Company                1995     160,000       30,000           4,231                 --            --


      NAME AND PRINCIPAL              ALL OTHER
     POSITION DURING 1997          COMPENSATION($)
------------------------------  ---------------------
Chand B. Vyas--                          --
  President and Chief                    --
  Executive Officer                      --
W.D. Blackburn, Jr.--                    --
  Senior Vice President                  --
  Executive Operations                   --
John C. Willson--                        --
  President Triton Coal                  --
  Company(1)                             --
Coy K. Lane--                            --
  President Bluegrass Coal               --
  Development Company                    --
David M. Young--                         --
  President Mountaineer Coal             --
  Development Company                    --

------------------------

(1) Mr. Willson's employment commenced in March 1995.

EMPLOYMENT AGREEMENTS

    Mr. Vyas has an employment agreement with the Company, dated as of February 24, 1993, as amended, which provides for his employment by the Company as President and, if so elected, Chief Executive Officer at an annual salary and bonus to be determined by the Board of Directors. Mr. Vyas' employment may be terminated by him or the Company on 30 days' notice. If he is terminated for other than cause, or he terminates his employment as a result of an unacceptable change in his duties, a change

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
of control of Zeigler or other "Good Reason" (as defined therein), Mr. Vyas would be entitled to severance payments for three years following termination in an amount equal to three times his Average Compensation as well as certain other benefits related to his supplemental retirement payments and acceleration of vesting of his stock options. In the event of Mr. Vyas' death, his estate is entitled to receive two times his Average Compensation. The employment agreement provides that upon retirement, Mr. Vyas would be entitled to supplemental retirement payments equal to the excess, if any, of (i) the amount he would receive under the Company's pension plan (described below) if effect were not given to limitations imposed by the Internal Revenue Code and if his compensation included his bonuses over (ii) the annual amount payable to Mr. Vyas under such pension plan plus annual social security benefits payable to him. The estimated annual supplemental retirement payment payable to Mr. Vyas upon his normal retirement date was $315,000 as of December 31, 1997. Mr. Vyas' employment agreement also provides that he will not compete with the Company during the employment term and for a period of one year following termination.

CHANGE IN CONTROL ARRANGEMENTS

    SPECIAL BONUS AND SEVERANCE PAY PLAN. In December, 1997, Zeigler announced that it was reviewing strategic alternatives to increase stockholder value, including a possible sale of the Company. In connection therewith Zeigler adopted a special bonus and severance pay plan which provides that certain of Zeigler's executives and other non-union personnel would receive specified retention payments if a sale of Zeigler or other change of control (as defined in the plan) occurred prior to December 31, 1998 and severance payments if the employment of such person were terminated in certain circumstances during the twelve months following such sale or other change of control. The plan also provides that any unvested stock options will vest upon a sale of the Company or other change in control. Any severance payment otherwise due an executive under this plan would be reduced by severance amounts payable under his or her employment contract. The amounts of such payments vary based on the classification of the covered employee and his or her compensation level and tenure with the Company. The amounts payable to Messrs. Blackburn, Willson, Lane and Young under the plan, as of the date of this Proxy Statement are:
$220,000.00, $164,983.50, $143,550.00 and $164,983.50 respectively, in the event of change in control and $440,000.00, $330,016.50, $291,450.00 and $330,016.50,
in the event such individual becomes entitled to severance payments (after reduction of the amount paid upon a change in control). In addition, if a sale of the Company occurs during 1998 each of the named individuals would be entitled to receive a special bonus of $150,000 and possibly other payments determined in the discretion of Messrs. Manley and Reilly. Change in control arrangements applicable to Mr. Vyas are discussed in "Employment Agreements" above.

STOCK APPRECIATION AND STOCK OPTION PLANS

    STOCK APPRECIATION PLAN. Certain key employees of the Company and its subsidiaries have been granted stock appreciation units ("SAUs") under the Company's Stock Appreciation Plan (the "Stock Appreciation Plan"). Each participant in the Stock Appreciation Plan is entitled to receive a cash payment at "maturity" for each SAU which has become vested based upon the increase in fair value (as defined) of a share of the Company's Common Stock from the effective date of the award of the SAU. Vested SAUs mature on the earliest of the termination of the participant's employment with the Company, the sixth anniversary of the date of grant, the sale of the Company or the written election of the participant. The Stock Appreciation Plan is administered by the Compensation Committee of the Board of Directors. There were 73,600 SAUs outstanding as of December 31, 1997, all of which are fully vested and mature in 1998. Under the Stock Appreciation Plan, "fair value" is based on the "market price" of the Company's Common Stock.

    STOCK OPTION PLAN. In 1994 the Company's Board of Directors and stockholders adopted its Stock Option Plan (the "Option Plan"). A total of 2,560,000 shares of Common Stock were reserved for issuance upon exercise of options granted under the Option Plan. The purpose of the Option Plan is to attract and retrain qualified personnel and to provide additional incentive to executive and other key employees of the Company and its subsidiaries. The Option Plan is administered by the Compensation Committee (the "Committee") which determines the terms of the options granted under the Option Plan, including the exercise price, number of shares subject to the option and exercisability. Generally, options may be transferred by the optionees by will or the laws of descent or distribution or to such transferees and on such terms and conditions as the Committee approves. Each option may be exercised, during the lifetime of the optionee, only by the optionee. The exercise price of all options granted under the Option Plan must equal at least the fair market value of the Common Stock of the Company on the date of grant.

    Unless the Committee specifies otherwise in the option grant, options granted will vest and become exercisable with respect to 20% of the Common Stock issuable upon exercise thereof on each anniversary of the grant date, and the reminder shall vest on the fifth anniversary of the grant date. At the discretion of the Committee, options may be made exercisable in one or more installments upon (i) occurrence of certain events, (ii) passage of time, (iii) fulfillment of certain conditions, or (iv) achievement of corporate performance goals. In the event of the Sale of the Company (as defined therein), the Committee may provide, in its discretion, that (i) outstanding options shall become immediately exercisable and shall terminate if not exercised as of the date of the Sale of the Company or any other designated date, or (ii) that such options shall only provide the right to receive the excess of the consideration per share of Common Stock offered in such Sale of the Company over the exercise price of such options.

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